August 21, 2009

United States Securities and Exchange Commission
Division of Corporation Finance
Washington, D.C. 20549-3720

Attention: Larry Spirgel, Assistant Director

Re:	Consolidated Communications Holdings, Inc. Form 10-K for the fiscal year ended December 31, 2008 Form 10-Q for the quarters ended March 31, 2009 File No. 000-51446

Dear Mr. Spirgel:

Please consider this letter as a supplemental response to our letter dated July 24, 2009 and as follow up to recent telephone conversations with SEC staff concerning your comment letter dated July 8, 2009 to Consolidated Communications Holdings, Inc. (the “Company”). We very much appreciate the courtesy extended by the SEC Staff in taking the time to actively participate in a conference call on August 4, 2009 with the Company, our external auditors and our SEC counsel. Based on your subsequent feedback to us on August 6, 2009, we understand you believe we may have multiple operating segments which comprise our current Telephone Operations operating segment. However, we respectfully disagree with that premise and believe Telephone Operations is a single operating segment. In our view, we have appropriately and consistently treated Telephone Operations as one operating segment since our initial public offering in July, 2005 and have used Telephone Operations as an effective basis for communication with investors, analysts, creditors, our Board of Directors and our employees. As discussed in the balance of this letter, we believe that based on the guidance of Accounting Standards Codification 280, Segment Reporting, formerly Statement of Financial Accounting Standard No. 131, Disclosures About Segments of an Enterprise and Related Information (SFAS 131), Telephone Operations is one operating segment, and along with our other operating segments, represents the reporting level at which our chief operating decision maker makes decisions, assesses performance and allocates resources across our business. On behalf of the Company, we have addressed your comment letter dated July 24, 2009, as supplemented by your findings as communicated to the Company on August 6, 2009, by reproducing your segment-related comment below in bold text, as modified to reflect our verbal discussion, and providing the Company’s response immediately following. To support our position we have also provided supplemental information in Exhibits A through E to this letter, and we are requesting that you give this information confidential treatment.

Annual Report filed on Form 10-K for the year ended December 31, 2008

Item 7. MD&A of Financial Condition and Results of Operations

Overview — Segments, page 46 – Please note that the original comment has been modified, in italics below, to reflect the telephone discussion on August 6, 2009 between SEC Staff and Steve Childers, CCI CFO.

We have reviewed your response to comment 1 (please refer to our letter dated June 25 in response to SEC comment letter dated June 11, 2009) and the information in Exhibits A and B that is provided to your chief operating decision maker. We believe that each line item under Telephone Operations in Exhibits A and B is a separate operating segment under SFAS 131 as discrete financial information is presented to your chief operating decision maker on a monthly basis. We note that this information contains operational EBITDA, which the chief operating decision maker (CODM) can use to make resource allocation decisions and to assess performance. We believe that if this information is being provided to the CODM on a regular or routine basis, the CODM would use this information to make decisions, assess performance and allocate resources.

If you believe that these line items under Telephone Operations can be aggregated under paragraph 17 of SFAS 131, please provide us your analysis. In addition to your analysis of paragraphs 17(a) through 17(e), please provide us with an analysis that includes historical and projected revenues and operational EBITDA, along with any other information you believe would be useful in understanding how these operations are economically similar. Please also address any differences in the trends these financial indicators depict (e.g. if operational EBITDA is decreasing for one operation and increasing for another).

Similarly, if you believe any of these operating segments are not required to be reported separately under paragraphs 18 — 21 of SFAS 131, please provide us an analysis to support your position.

The Company’s Response

Overview and Background

The Company respectfully acknowledges the position of the SEC staff, but continues to strongly believe that Telephone Operations has been and will continue to be properly represented as a single operating segment. This position is consistent with how we have managed our business since our Texas acquisition in April 2004 and as described in our response to the comment letter dated January 13, 2005 (question 112) in connection with our initial public offering.

As background, the Company and its wholly owned subsidiaries operate under the name Consolidated Communications. The Company is an established rural local exchange company (“RLEC”) providing integrated communications services to residential and business customers in Illinois, Texas and Pennsylvania. The Company runs its three-state operations as one single business operation due to its functional organization, highly integrated systems, standardized product and service offerings, as well as its common systems, processes and network architecture. The Company offers a wide range of telecommunications services, including local and long distance service, digital telephone service, custom calling features, private line services, dial-up and high-speed Internet access, video “IPTV”, carrier access services, network capacity services over our regional fiber optic network, directory publishing and CLEC calling services. Each of these services is merely a different revenue-generating product from the same customers over the same network. The Company also operates a number of complementary businesses, including telemarketing and order fulfillment; telephone services to county jails and state prisons; equipment sales; and operator services. Each of these services is a separate business with separate employees, separate business models and separate infrastructure. For financial reporting purposes, the Company has historically treated its core telecommunication business, consistent with how our CODM makes decisions and our interpretation of SFAS 131 paragraph 10, as a single operating segment, Telephone Operations. The complementary businesses have been separately reported as Other Operations.

Our CODM makes decisions that align with our business strategy of growing or sustaining free cash flow by increasing revenue per customer, improving operating efficiency, and maintaining a disciplined approach to capital expenditures while pursuing selected acquisitions. To facilitate the successful execution of our business strategy, our CODM is focused on the following principle areas:

•	Products and services

•	Service delivery and customer experience

•	Capital investment

•	Cost structure and headcount allocation

•	Capital structure

•	Acquisitions

The CODM’s involvement and decision making about performance and resource management within each of these areas is as follows:

•	Products & Services – Objective: Ensure that we offer competitively priced services that will minimize Company-wide wireline access losses while growing total customer connections through broadband (DSL, Video, VOIP, Metro Ethernet and other data products) subscribers. The CODM evaluates our products and services based on the trends in revenue and gross margin on a Total Company and Telephone Operations operating segment basis based on the consistency of product offerings across all three markets. The CODM does not evaluate performance at any lower level within Telephone Operations.

•	Service Delivery and Customer Experience- Objective: Focus on enhancing the customer experience while improving operational efficiency by leveraging our existing systems and consolidating work groups. The CODM evaluates our service standards by reviewing customer churn, monitoring service delivery intervals and trouble ticket trends, as well as time to resolve trouble for the Telephone Operations operating segment. The CODM does not evaluate performance at any lower level within Telephone Operations.

•	Capital Investment- Objective: Prioritize balanced investment (i.e. success based, growth, maintenance) with the potential greatest return measured by new revenue sources and/or cost reductions. In line with our peer group, we spend 10-12% of our consolidated revenue on capital expenditures and 99% of the investment is allocated to Telephone Operations. All allocation of resources is performed at the operating segment level. The CODM does not allocate capital dollars to individual portions of the Telephone Operations segment. Capital investment decisions within this segment are made at the project level based on the long-term financial return, without any consideration of geography or any other line item below Telephone Operations.

•	Cost structure and headcount allocation- Objective: Lead functional organization, drive common systems and platforms and combined work groups in an effort to gain greater operational efficiency and improved EBITDA margins at the Telephone Operations segment and Total Company level. Internally, we target reaching a certain EBITDA margin across time for our Telephone Operations operating segment. Additionally, our CODM routinely assigns stretch cost/headcount reductions on a Total Company basis. To meet these targets, it is imperative that we centralize the operations of all of our geographies and integrate each acquisition into the existing Company. Accordingly, following a short integration period (from 12 to 24 months after acquisition), geography loses relevance in the CODM’s decision making process.

•	Capital Structure- Objective: Balance leverage with liquidity needs and refinancing risks with dividend policy. The CODM evaluates the security of our dividend and health of our balance sheet on a Total Company view rather than at any operating segment or lower level.

•	Acquisitions — Objective: From time to time, we evaluate potential growth opportunities through acquisition as we did with our Texas property in 2004 and with North Pittsburgh in 2007. The CODM would evaluate such opportunities and the target property on the following criteria: 1) attractiveness of the markets, 2) quality of existing network, 3) ability to quickly integrate the acquired company efficiently, 4) opportunity to extract potential operating synergies, and 5) ability for cash flows to be accretive from day one. While most of the CODM’s focus would be on understanding the cash flow characteristics, competitive environment and regulatory framework of the target, he would be evaluating the strength of the combined company by looking at our pro forma Total Company earnings and cash flows. Terms of a proposed transaction would be benchmarked against precedent peer group transactions which are usually valued on multiples of Total Company EBITDA or free cash flow. Once acquired and fully integrated, no further consideration is given to the once separate company by the CODM.

Our Position-

As defined in paragraph 10 of SFAS 131, an operating segment “is a component of an enterprise:

a)	That engages in business activities from which it may earn revenues and incur expenses (including revenue and expenses relating to transactions with other components of the same enterprise),

b)	Whose operating results are regularly reviewed by the enterprise’s chief operating decision maker (CODM) to make decisions about resources to be allocated to the segment and assess performance, and

c)	For which discrete financial information is available.”

As acknowledged in our prior response letter and confirmed during our August 4, 2009, conference call with SEC staff, our CODM, Robert J. Currey, President and Chief Executive Officer, has routinely received internal reports that display financial information for portions of our business as represented by the line items ILEC – TX, ILEC – IL, ILEC – PA, NS – TX, NS – IL, NS – PA, Directory, Transport, and CLEC under Telephone Operations. However, as illustrated in Exhibit A, our CODM does not assess performance or allocate resources at these levels. Further, our CODM is not involved in the day to day management of these discrete line items such that operations metrics would need to be provided to him. We do not have business unit managers for six of these line items (ILEC – TX, ILEC – IL, ILEC – PA, NS – TX, NS – IL and NS – PA) or any other employee at a management level with responsibility for evaluation or separate reporting of these line items. For the three line items which do have business unit mangers (Directory, Transport and CLEC), these managers do not have regular contact with our CODM for purposes of allocating resources, assessing performance or for any other purpose. Finally, our current reporting for these line items is driven primarily by regulatory reporting requirements. For example, the line items represented by ILEC- TX and NS TX, represent the difference between regulated and deregulated services provided to the same Texas customers, delivered over the same network, served by the same field technicians, and supported by common sales, billing, service and back office resources. Said differently, this represents the unbundling of our triple play offering to a single Consolidated Communications customer to allocate the regulated voice component of the service to the ILEC and the unregulated services for broadband and video to the NS or Network Services line item. The customer would receive one bill, call one customer service number and all services would be provided over the same network. We manage these multiple customer connections as one customer relationship regardless of how they are split up for purposes of regulatory scorekeeping. This structure is consistent in Illinois and Pennsylvania merely to facilitate the regulatory requirements in those states. Our CODM does not assess performance or allocate resources on either a line item or a state by state level.

Reporting and Planning

The line items under Telephone Operations do represent activities the Company is engaged in and for which we do earn revenues and incur expenses, and our internal reports give the appearance of discrete financial information. While Mr. Currey had consistently received such reports prior to our August 4, 2009 discussion with the SEC staff, as our CODM, he did not perform regular or detailed reviews of these line items nor did he make decisions, assess performance or allocate resources at these levels. Our CODM received a full set of reports as a courtesy, a process convenience and to this point in time, our reluctance to devote the time, resources and effort of maintaining an executive level summary report when the information required and requested by our CODM was readily available as a very small subset of our existing reports.

Effective immediately, our CODM will no longer be included in the electronic or any other distribution of our standard monthly or quarterly internal reporting packages. Exhibit B displays a newly developed CODM summary report that demonstrates Mr. Currey’s focus on Total Company results, and the results of our current operating segments. In reviewing our internal financial reports, Mr. Currey is focused on the following items:

•	On a Total Company basis and at the operating segment level:

•	Revenue- Actual results compared to budget by revenue source, historical trends and growth rates

•	Operating expenses- Actual results compared to budget by category, historical trends and operational efficiencies as measured by improved run rate

•	Adjusted EBITDA (as defined in our credit agreement) and adjusted EBITDA margins compared to budget and to historical trends

•	On a Total Company basis only:

•	Headcount –Actual headcount by functional area compared to budget or other internal targets

•	Capital expenditures- Actual capital expenditures by major category compared to budget and historical trends

•	Dividend payout ratio – Actual and projected payout ratios

•	Debt leverage calculations compared to prior periods, long term model and bank covenants

•	Statistical measures- Actual total access lines and customer connections compared to budget and prior periods

We believe this focus aligns the priorities of the CODM with the expectations of shareholders, analysts, creditors, and our employees as well as with our goals and compensation plans as determined by our Board of Directors. Reviewing, discussing or analyzing Telephone Operations financial information at a more detailed level would not be helpful to our stakeholders in understanding our business or to our CODM in making decisions.

Additionally, our annual operating plan is prepared and presented for approval to our Board of Directors, at the Total Company level and the Board sets our bonus targets and performance plans on Total Company objectives. Please see Exhibit C as an example of the level of detail at which our Board approved the 2009 operating plans. This level of detail is also consistent with the quarterly information provided to the Board of Directors to assess Total Company performance against established targets.

From a strategic planning and forecasting standpoint, our long-term financial model is compiled only on a Total Company-wide basis. In addition, due to extensive allocation and internal billing practices, our long range forecast predicts revenues by our publicly reported product offerings (long distance, local calling, transport, directory, etc.) and does not determine a gross margin or a product margin on any basis other than the Total Company. Rather, costs are forecast for the Company as a whole, and a Total Company calculation of EBITDA and net income is performed. This long-term forecasting model is the same used by the CODM for future resource planning and is the model that has been provided to the banks that lead our credit facility, the rating agencies and the investment banks that advise us on acquisition strategy. Accordingly, our planning and forecasting, which directly impacts the CODM’s resource allocation decisions, is performed at the Total Company level, and does not contemplate any individual operating segment or lower level of the Company.

While we realize that our segment reporting must meet the criteria of SFAS 131 on a stand alone basis, we believe a comparison to peer group companies is helpful as a reasonableness test in determining what might be helpful or comparable information for investors and analysts. Based on our review of public filings and earnings releases as well as our understanding from discussions with various peers, we believe our peer companies structure their organizations similarly to ours, given our often similar approach to service offerings, marketing initiatives and other core aspects of our operations. Our peer group companies, which include Iowa Telecommunications, Century Link, Windstream, Alaska Telecom, Fairpoint and Frontier, primarily report one operating segment for their core wireline Telephone Operations and generally have additional segments only if they have material wireless or logistical operations. We believe our operating segment delineation between Telephone Operations and Non Telephone Operations is consistent with how our sector is providing meaningful management discussion and financial analysis about the wireline telecommunications business.

As we have discussed with SEC staff, because we have been able to leverage our functional organization and run our three state operations as one company, we have created standardized product offerings across our organization and we have successfully implemented highly integrated systems, networks and processes and common workgroups. It takes us 12 to 24 months to fully integrate an acquisition. During the first year of owning and operating a new property, we will publicly provide certain key financial and operational information to help investors understand the performance and impact of that acquisition. After integration is essentially complete, we will collapse this information into a view at the total company level or an operating segment level. For example, we acquired North Pittsburgh Systems on December 31, 2007. Throughout 2008, on quarterly earnings releases and SEC filings, we provided detailed information on operating metrics, financial results and synergy targets for the new Pennsylvania operations while we presented the same information for our combined Illinois and Texas operations as results from “legacy operations.” Since our Pennsylvania integration efforts were essentially complete going into 2009, effective with our first quarter 2009 earnings release and first quarter Form 10-Q, we stopped the practice of providing any public detail on Pennsylvania financial results or operating metrics.

Results of Integration and Work Group Consolidation

Our aggressive integration efforts not only help us maximize cost reduction opportunities and increase operational efficiencies, but our common platforms, systems and processes also serve to blur geographical distinctions and minimize the relevancy of regulatory reporting as the basis of decision making. Please refer to Exhibits A and E and also please consider the following facts and additional information:

The only aspect of our business that relies on any component of Telephone Operations is regulatory reporting, which our CODM is not involved in. All other major aspects of Telephone Operations such as Product & Services, Service Delivery and Customer Service, Network and Administration are considered only at the operating segment. Below, we have provided several examples of how as a result of our common products, highly integrated systems and standardized network architecture we can effectively manage Telephone Operations as a single operating segment.

Product & Services

•	We have implemented standard product offerings across all of our geographies and all customers are regardless of subscription to ILEC services, NS services or both, are billed and orders are processed on a common billing platform, “Consolidated DPI”, for our residential and business customers and CDG for our carrier access customers.

•	We have a common marketing and bundling strategy across all markets.

Service Delivery and Customer Service

•	We have implemented common call center management software, “INI”, which allows us to handle customer calls with skills-based routing and the ability to over flow calls to any call center regardless of location. Accordingly, by the end of this year, we will be fully leveraging the INI call center platform, as well as the completion of our billing system integrations, to maintain only a single residential call center located in Texas and a single business call center located in Illinois which will each serve our entire operations regardless of geography.

•	We also use a single trouble ticket system, “Remedy,” that provides a common system and approach for documenting, analyzing, and staging trouble issues to the appropriate service, repair and network control centers.

•	A Network Operations Center (“NOC”) is responsible for monitoring the network, network alarms and handling technical trouble tickets. By the end of this year, we will have one NOC located in Illinois that will have monitoring and service responsibilities for our entire operation.

•	We recently combined multiple Repair and Dispatch Centers into one Illinois based work group. While the group is based in Illinois, it has company wide responsibilities for all geographies.

Network

•	From a network perspective we have been able to leverage our video head end in Illinois across all market areas. For example, we are providing high definition (“HD”) video programming from our Illinois head end to our Illinois, Texas and Pennsylvania markets. Additionally, we are also using the Illinois head end to provide the standard definition (“SD”) video programming to our Pennsylvania market. By being able to leverage the Illinois head end, we were able to launch our complete video service, which enabled our triple play offering and bundling strategy within four months of closing on the North Pittsburgh acquisition. This timing was critical in the new and highly competitive Pennsylvania market. Other video market launches in Illinois and Texas took between twelve to eighteen months.

•	Although our properties are non contiguous, because of the high degree of redundancy, centralized network monitoring, standard network architecture, physical network and fiber connectivity, we are able to minimize investment and gain operating efficiencies. Accordingly, the fact that our properties are not contiguous has no impact on how the CODM manages the business.

•	We continue to do network research and development work in one market that ultimately benefits all of our service territories and is prioritized on obtaining the highest possible financial return. For example, the Company recently tested and deployed a technology called “Pair Bonding,” which allows our network to offer higher speeds of DSL and video service at longer distances, in all territories. While initial testing occurred in a specific market, the technology is being deployed across all of the territories that we serve. In the past we trialed video in Illinois before rolling it out in our other markets. Conversely, we tested our voice over internet protocol (“VOIP”) in Texas before launching it our other markets. Also, after acquiring the North Pittsburgh property at the end of 2007, we were able to take their Metro Ethernet over Copper product to our legacy markets. As a result, we now have standard video, VOIP and Metro Ethernet offerings in all three markets. Our capital investment decisions are made at the project level, based on their long-term financial return, without any consideration of geography or any other line item below the Telephone Operations operating segment.

Administration

•	We have centralized all finance, payroll, supply chain and credit and collections activities as a result of systems integration and process standardization.

Organizational Structure, Goals and Compensation

As discussed in our July 24, 2009, response letter and as further discussed on our August 4, 2009, conference call, we believe our management and compensation structure has been structured specifically to align with how the CODM assesses performance of the Company. Accordingly, our incentive compensation metrics give insight to the CODM’s performance assessment considerations.

The Company is managed on a functional basis at either the operating segment level or the Company-wide level. As illustrated in the attached organization chart (Exhibit D), the CODM has five direct reports as follows:

•	Steven Childers, Chief Financial Officer – manages the accounting and finance functions for the organization on a Company-wide basis;

•	Joseph Dively, Senior Vice President – manages the sales and marketing activities for the Telephone Operations segment without regard to location of operations;

•	C. Robert Udell, Senior Vice President – manages the network, capital planning and field operations for the Telephone Operations segment without regard to location of the operations;

•	Steven Shirar, Senior Vice President – manages the business in the Other Operations segment as well as certain administrative functions on a Company-wide basis; and

•	Christopher Young, Chief Information Officer – manages the information technology for the Company on a Company-wide basis.

Each of the above named executives is evaluated and compensated on the consolidated operating results for the total Company, as well as on meeting certain Company-wide metrics or other consolidated Company-wide goals. No person reporting to the CODM is evaluated or compensated based on any portion of the business represented by the line items under Telephone Operations described above.

As documented in our 2009 proxy statement, the goals and respective targets as determined by the Compensation Committee of our Board of Directors are outlined below. For 2008, the compensation committee based its performance targets on the following measures and in the following amounts:

•	40% on the Company’s adjusted earnings before interest, taxes, depreciation and amortization (adjusted EBITDA) for 2008 (target of $194.0 million);

•	25% on dividend payout ratio for 2008 (target of 79.5% or less);

•	25% on broadband subscriber net additions for 2008 (target of 19,000 net additions), which consisted of the number of the Company’s subscribers to its digital subscriber lines (DSL) and Internet protocol television (IPTV) lines; and

10% on a set of nine related “other operating goals” that are designed to guide the management team in achieving the Company’s operating, strategic, and public policy goals. As outlined below, none of the “other operating goals” are assigned at the “line item” level within Telephone Operations and attainment of the “other operating goals” is determined by the level of achievement by the Consolidated Communications executive team as a group:

•	Achieving CapEx $48 million.

•	Continue IPTV infrastructure build with at least 130,000 homes passed at year-end 2008.

•	Complete integration projects, implement process improvements, and reduce headcount to meet or exceed our year one $7mm synergy target.

•	Continue to actively manage/optimize capital structure and interest rate risk.

•	Continue to provide Board of Directors with broad industry perspective and assessment of changing forces which impact Consolidated Communication’s future direction.

•	Expand and enhance our current products and markets. This will include: PA IPTV launch (timely rollout after acquisition), introduction of DVR and expansion of HD content, residential VoIP offering to be bundled with broadband services, trial ILEC hosted VoIP services to adjacent TX markets (beta testing for all markets), continue targeted efforts to penetrate stand-alone broadband services and complete business case development for a security product offering.

•	Evaluate and pursue acquisition opportunities when they make financial, strategic and operating sense.

•	Continue succession planning efforts and finalize a plan by year end.

•	Continue to play a leadership role among mid-sized companies in state and federal regulatory and legislative matters of significance.

Our goals and performance targets, as determined by our Board of Directors, are focused primarily on Total Company results and secondarily on the total Telephone Operations operating segment through expansion of product offerings. This is consistent with how investors, analysts and creditors evaluate our results and judge our performance.

Further, as mentioned earlier, with the exception of three individual managers and employees under their supervision (as described further below), no employee within the Telephone Operations segment is evaluated or compensated based on any portion of the business represented by the line items under Telephone Operations. For the three excepted areas, Transport, CLEC and Directory, compensation structures for the manager and salaried employees is based 70% on the financial performance of the Company as a whole and 30% on the performance of the unit being managed. For 2008, approximately 35 employees or 2.5% of our total company headcount were partially compensated based on the results of Transport, CLEC and Directory. The unit managers of the Transport and CLEC line items have historically been three levels removed from the CODM in the organization structure. The unit manager of the Directory line item is two levels removed below the CODM. Accordingly, there is no assessment of employee performance which would indicate Telephone Operations is other than a single operating segment.

Conclusion

To summarize, from our inception in 2002 and through two acquisitions, we have invested significant time and resources to implement common products, integrated systems, functional work groups and standardized network architecture in an effort to manage our multi-state telecommunications operations as a single operating segment. Our goals, compensation plans and strategic planning processes are aligned with this approach. Because our CODM, does not perform detailed reviews on any of the nine line items that roll up under Telephone Operations, and does not use that information to assess performance, allocate resources or for any other decision making purpose, these line items do not meet the definition of an operating segment under criteria b of paragraph 10 of SFAS 131. Additionally, because of the highly integrated nature of our business, we believe utilizing Total Company and the Telephone Operations operating segment results is the best and most effective way for our CODM to make decisions, assess performance and allocate resources for our business. We are immediately taking steps to fine tune our internal reporting to address the Staff’s concerns and comments about what information the CODM does receive.

Because we believe Telephone Operations to be a single operating segment, the Company did not review the aggregation criteria under paragraph 17, as no aggregation of segments was necessary.

The Company respectfully requests a teleconference to discuss any questions the Staff may have on the Company’s response. Please contact Steven L. Childers, Chief Financial Officer, at (217) 235-4440 should you have any questions regarding our responses or any related matters.

Sincerely,

Consolidated Communications Holdings, Inc.

By:	/s/ Robert J. Currey

Title:	President and Chief Executive Officer

By:	/s/ Steven L. Childers

Title:	Chief Financial Officer